FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SPECIAL REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                       For the date of September 27, 2004



                                SIGNET GROUP plc
                 (Translation of registrant's name into English)

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                                  ZENITH HOUSE
                                    THE HYDE
                                 LONDON NW9 6EW
                                     ENGLAND
                     (Address of principal executive office)


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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X|           Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|           No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                EXPLANATORY NOTE
                                ----------------

On September 23, 2004, Signet Group plc appointed Deutsche Bank Trust Company Americas ("Deutsche Bank") as successor depositary under the Deposit Agreement dated as of June 20, 1988, as amended and restated as of October 24, 1990, June 27, 1997 and September 4, 1997, and as further amended and restated as of September 23, 2004 by and among Signet Group plc, Deutsche Bank as successor depositary to The Bank of New York and the Holders and beneficial owners from time to time of American Depositary Receipts (the "Receipts") issued thereunder.
Exhibit 99.1 hereto is the notice of the appointment sent by Deutsche Bank to the Holders and beneficial owners of the Receipts.

                                  EXHIBIT INDEX
                                  -------------


    Exhibit                                 Description
    -------                                 -----------

      99.1 Notice from Deutsche Bank Trust Company Americas to Holders and Beneficial Owners of American Depositary Receipts evidencing American Depositary Shares each representing thirty Ordinary Shares of Signet Group plc.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                          SIGNET GROUP PLC

                                          By: /s/ Walker Boyd
                                              --------------------------------
                                              Name: Walker Boyd
                                              Title: Group Finance Director

Date: September 27, 2004